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                              July 7, 2022

       William M. Hickey
       Co-Chief Executive Officer
       Centennial Resource Development, Inc.
       1001 Seventeenth St., Suite 1800
       Denver, CO 80202

                                                        Re: Centennial Resource
Development, Inc.
                                                            Proxy Statement on
Schedule 14A
                                                            Filed June 10, 2022
                                                            File No. 001-37697

       Dear Mr. Hickey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A filed June 10, 2022

       QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR SHAREHOLDERS, page 5

   1. Please include a question and answer that explains the rationale for structuring the merger to utilize an "Up-C
structure." Additionally, highlight any resulting conflicts of interest.
   2. We note your disclosure in this section that each Surviving Company Unit is redeemable, together with the
surrender for cancellation of one share of Class C Common Stock, for
                                                        Class A Common Stock on
a one-for-one basis pursuant to the terms of the Surviving
                                                        Company LLC Agreement.
Please revise to disclose all material terms of the Surviving
                                                        Company LLC Agreement
relating to the redemption rights of a member and exchange
                                                        rights of Centennial
Resource Development, Inc.
 William M. Hickey
FirstName
Centennial LastNameWilliam  M. Hickey
            Resource Development, Inc.
Comapany
July 7, 2022NameCentennial Resource Development, Inc.
July 7,2 2022 Page 2
Page
FirstName LastName
Registration Rights Agreement, page 14

3. Please revise to disclose the amount of shares of common stock which will be subject to the Registration Rights Agreement.
Financial Analyses
Colgate Analyses
Selected Public Companies Analysis, page 86

4. We note that Citi reviewed certain financial information of Colgate and publicly available financial and stock market information of six selected companies that Citi viewed as generally relevant for purposes of analysis as publicly traded oil and gas exploration and production companies with operations primarily in the Permian basin. Please revise to state any additional criteria, beyond having operations primarily in the Permian basin, which the advisor used to select comparable companies. If any companies were excluded from the selection criteria, please state as much and disclose the reason for excluding such companies.
Proposal 2: Approval of the A&R Charter Proposal, page 104

5. We note the proposed amendments to your charter in connection with the A&R Charter
         Proposal, as described on page 104, including the proposed changes to authorized capital, action by written consent, and the exclusive forum provision. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule 14a-4(a)(3)
         of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and
         Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.
6. Please revise to clarify the impact of the proposed amendment to your charter regarding action by written consent. For example, please clarify whether this amendment would permit shareholder action by written consent until Riverstone Holdings LLC, Pearl Energy
         Investments and NGP Energy Capital cease to collectively have beneficial ownership
         (directly or indirectly) of more than 50% of your outstanding common stock.
7. We note your disclosure that subject to the limitations set forth therein, the proposed charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for substantially all actions and proceedings that may be initiated by shareholders. Please describe in this section all material terms of the proposed exclusive forum provision as set forth in Article XI of the proposed charter. For example, we note that Article XI provides that subject to the preceding provisions of
Article XI, the federal
         district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the
         Securities Act, including all causes of action asserted against any defendant to such complaint. In addition, please revise your disclosure to state that there is uncertainty as to
 William M. Hickey
FirstName
Centennial LastNameWilliam  M. Hickey
            Resource Development, Inc.
Comapany
July 7, 2022NameCentennial Resource Development, Inc.
July 7,3 2022 Page 3
Page
FirstName LastName
         whether a court would enforce such provision. Please make corresponding changes to your risk factor disclosure regarding the exclusive forum provision on page 30.
Information About Colgate
Summary of Oil and Gas Reserves, page 111

8. Disclosure on page 112 indicates the estimates of proved reserves as of December 31,
         2021 presented on a historical basis were prepared by Colgate   s
independent reservoir
         engineers, Netherland, Sewell & Associates, Inc. However, disclosure on page F-25 indicates that the comparable estimates were prepared by the Company s reserves engineers. Please revise the disclosure to resolve this inconsistency or tell us why a revision is not needed.
Summary of Reserves as of December 31, 2021 Based on SEC Pricing, page 112

9. Please expand the presentation to include the dollar amounts for the Standardized Measure and PV-10 relating to the Recent Divestitures, the Parkway Acquisition and Pro Forma for
         the total proved reserves.
10. Please expand the disclosure of reserves expressed as barrels of oil equivalent to clarify the basis for converting natural gas volumes to equivalent barrels of oil, e.g. the number of cubic feet of natural gas per barrel of oil equivalent.
11. Please expand the discussion in footnote (4) to include cautionary language clarifying that estimates of probable and possible reserves have not been adjusted for risk due to uncertainty, and therefore may not be comparable and should not be summed either together or with estimates of proved reserves. Refer to question
105.01 in the Compliance
         and Disclosure Interpretations (   C&DIs   ) regarding Oil and Gas
Rules.
12.      Please expand the presentation on page 113 to include a reconciliation
of Colgate   s Pro
         Forma PV-10 dollar amounts to the GAAP financial measure of the Standardized
         Measure.
Colgate Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 118

13. Please disclose any material impacts of inflation on Colgate's results of operations, including the principal factors contributing to any such inflationary pressures, and identify actions planned or taken, if any, to mitigate such inflationary pressures. Please include a related risk factor, if applicable.
Colgate Managements Discussion and Analysis of Financial Condition and Results of Operations
How we evaluate our operations, page 122

14.      You disclose Free Cash Flow is a non-GAAP financial measure and refer
to the    Non-
         GAAP Financial Measure    section for the definition and
reconciliation to the closest
         comparable GAAP measure. The    Non-GAAP Financial Measure    section
does not
 William M. Hickey
Centennial Resource Development, Inc.
July 7, 2022
Page 4
         appear to not be included in the filing. Please revise this disclosure, as necessary.
Unaudited Pro Forma Combined Financial Informaiton
Notes to the Unaudited Pro Forma Combined Financial Statements
Note 3. Preliminary Accounting and Pro Forma Adjustments, page 147

15. You disclose in footnote (b) cash consideration to be paid to Colgate Unitholders will consist of cash and cash equivalents of $86.4 million and borrowings of $438.6 million
         under Centennial   s credit facility. However, on page 26 we note the
disclosure states you
         plan to incur approximately $525 million of additional debt under CRP s revolving credit facility to fund the Cash Consideration. Please revise your disclosure to address this inconsistency.
16. Please expand disclosures in footnote (j) to state the interest rate used to calculate the pro forma interest expense for the additional borrowings under the credit facility. In addition, disclose if the rate is based on your committed rate or prevailing interest rates at the time covered by the pro forma information. If the interest rates can vary from the amount disclosed, disclose the effect on income of a 1/8 percent variance in the interest rates.
17. In footnote (k) you state the pro forma adjustment related to income tax expense is based on the transaction accounting adjustments and the Luxe Acquisition pro forma adjustments (where presented) at the blended federal and state statutory tax rate of 22.6%, which has been further adjusted to reflect income attributable to noncontrolling interest that is not taxable to the c-corporation. Please expand your disclosure to further describe the calculation of the blended rate.
Index to Consolidated Financial Information
Colgate Energy Partners III, LLC
Consolidated Balance Sheets, page F-3

18. We note you recorded a current liability for revenue payable as of December 31, 2021 and
         March 31, 2022. Please explain what this balance represents and provide reference to the technical guidance that supports your accounting and presentation. Notes to Consolidated Financial Statements
Note 4. Acquisitions and Divestitures, page F-12

19. We note you have not provided financial statements or pro forma financial information for your acquisition of proved and unproved oil and gas properties and equipment from
FirstName LastNameWilliam M. Hickey
        Occidental Petroleum (the Oxy Acquisition). Please provide us with the significance tests
Comapany    NameCentennial
        you performed         Resource
                       to determine thatDevelopment,   Inc.was not required
under Rule 3-05 and
                                         this information
July 7, Article 11 of
        2022 Page   4 Regulation S-X.
FirstName LastName
 William M. Hickey
FirstName
Centennial LastNameWilliam  M. Hickey
            Resource Development, Inc.
Comapany
July 7, 2022NameCentennial Resource Development, Inc.
July 7,5 2022 Page 5
Page
FirstName LastName
Colgate Energy Partners III, LLC
Notes to Consolidated Financial Statements
(16) Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Reserve Quantity Information, page F-25

20. Please expand the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for the proved properties.
         This comment also applies to the comparable disclosure provided on page F-70. Refer to
         FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December 31, 2021 and 2020, respectively, please explain to us the rationale for excluding these costs from the calculation of the standardized measure.
Luxe Energy LLC and Subsidiaries
Report of Independent Auditors, page F-52

21. The accountant's report is missing the accounting firm's signature and city and state where
         issued. Please obtain and file a revised accountant   s report that
complies with Rule 2-
         02(a) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Myra
Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, please contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact
Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202)
551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      John M. Greer